Litorium Group Corp.

5 Fuxin Complex North, #402,

Manzhouli, Inner Mongolia, China 021400

Tel.  +852-8191-7360

Email: litoriumgroup@yandex.com

August 9, 2017

Mr. Bernard Nolan

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Litorium Group Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed July 21, 2017

       File No. 333-217057

Dear Ms. Bernard Nolan,

Litorium Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated August 2, 2017 (the "Comment Letter"), with reference to the Company's Amendment No.2 to Registration Statement on Form S-1 filed with the Commission on July 21, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Unaudited Financial Statements, page F-9

1. We note your response to prior comment 2; however, it does not appear that you have included the accountant’s review report. As previously requested, if you continue to state, as you do on page 26, that the financial statements have been reviewed by your independent registered public accounting firm, please revise to include the accountant’s review report on the interim financial statement pursuant to Rule 10-01(d) of Regulation S-X.

Our response: We have included the review report from our auditor.

Note 4. Capital Stock, page F-14

2. You revised your disclosure to indicate that the issuance of 5,000,000 shares of common stock occurred on December 28, 2016. Throughout your filing, however, you disclose that the date of issuance was January 25, 2017. Please revise.

Our response: We have revised the issuance date in the Note 4 of our Unaudited Financial Statements.

Please direct any further comments or questions you may have to the company at litoriumgroup@yandex.com

Thank you.

Sincerely,

/S/ Maria Manzey

Maria Manzey, President